UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of May, 2006

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

23 May, 2006

COLES MYER 2006 third quarter sales up 4.9%

  Group sales up 4.9% to $9.1 billion

- comparative sales up 3.8%

  Food and Liquor sales up 3.9%

- comparative sales up 1.5%

  Non-food sales up 2.4%

- comparative sales up 3.6%

  Earnings guidance unchanged

  Myer sale close to settlement

  Up to $1 billion share buy-back

Coles Myer Ltd (CML) today announced third quarter sales of $9.1 billion, an increase of 4.9% for the 13 weeks ended 30 April 2006.

"The sales trend improved across our biggest divisions during the quarter," CEO John Fletcher said.

"This is a good result in a highly competitive retail environment despite customer sentiment being dampened by record fuel prices.

"In our Food and Liquor business, customers are responding positively to marketing and customer service initiatives, including our reinforced value offer.

"In non-food, Myer and Target produced strong results while Kmart's performance also improved significantly as customers adjusted to changes to the product and promotional mix designed to enhance the quality of sales.

"The Group remains on track to achieve full-year earnings of $785 million, in line with guidance and thereby fulfilling the aspirational profit target set at the start of our current five-year strategy.

"Reflecting the strong financial progress made by the Group over the past four and a half years, the Board has decided to return further capital of up to $1 billion to Coles Myer shareholders through a share buy-back announced today.

"Meanwhile, we are making good progress in finalising the sale of Myer to the Newbridge consortium. The divestment of Myer will enable Coles Myer to put greater focus on our core volume and value business to reflect our new strategic framework.

"Development of the Group's new growth strategy is well advanced," Mr Fletcher said.

Food and Liquor sales increased by 3.9% for the quarter, with comparative sales growth of 1.5%.

Although early days, supermarkets' investment in customer service at the registers and enhanced promotional offers has resulted in a favourable response from customers. The Easter period saw an improving sales trend for both supermarket brands.

Transformation continues to plan, with many more projects due to begin implementation at store level progressively over the next eighteen months.

We are starting to see the benefits of the recent structural change, combining the management of store operations with transformation projects. As a result, these teams are now working more closely to integrate the new processes into the business and manage the impact of change within stores.

In line with our commitment to build capability in our core business, the supermarkets' merchandise team will be moving to a category management model, supported by a new team structure. The key change will involve the amalgamation of buying, promotions and, over time, house brands to be managed by category.

These changes will allow us to be more responsive to customer demand, quicker to market, more competitive and represent an investment in and simplification of our merchandise function.

In the liquor business, customers responded well to marketing initiatives undertaken across all liquor brands. Three 1st Choice superstores were opened and four hotels (excluding Hedley) were acquired during the quarter. The acquisition of Hedley, which is expected to be settled in mid-June, will further strengthen the business, adding 36 hotels, 103 bottle shops and sites for an additional 17 First Choice Liquor Superstores in Queensland.

Coles Express continued to perform well. Sales were up 12.8% for the quarter, reflecting fuel prices at record highs.

The fuel offer continues to resonate with customers, particularly during periods of rising fuel prices. In the convenience stores, the introduction of a number of promotional offers during the quarter helped to offset the impact of high fuel prices on discretionary spending.

Kmart reported a sales increase of 4.4% for the quarter, with comparative sales up 1.3%.

Kmart had a positive quarter in an increasingly tough environment, with consistent sales performance, highlighted by an excellent response to Kmart's Easter offer.

Kmart will continue to improve the quality of its sales through focus on its customer offer, maintaining a balanced and strategic promotional program and investing in its store portfolio, with an increased emphasis on store execution.

Kmart Tyre & Auto Service's (KTAS) acquisition of Shell's 90 Autoserv sites was incorporated into the KTAS network this quarter.

Myer reported a sales increase of 7.9% for the quarter, driven by strong sales across the business and double-digit growth in womenswear, youth businesses and electric. The sales growth was achieved with a reduction in promotional advertising on the same period last year.

The strong customer response to the Myer offer is continuing, driven by ongoing improvements across the merchandise offer, planned and targeted marketing, improving customer service and strong in-store presentation. MYER One, Australia's best department store loyalty program, achieved one million members during the quarter, now making up more than 40% of total Myer sales. Myer Carlingford was closed during the quarter.

The momentum at Myer demonstrates the success of the Myer turnaround, and is testament to the efforts of Managing Director, Dawn Robertson, and the entire Myer team, positioning the business well for its new future.

Target continued to perform, delivering consistent sales growth of 5.2%. Comparative sales increased by 3.0%.

Apparel performed strongly with childrenswear and womenswear outperforming other categories. Easter was in line with expectations and performance stronger than the previous year.

The business will continue to focus on sustaining performance through differentiated and high quality products and reinvesting in its stores.

While Officeworks' headline sales for the quarter were flat due to the restructure of the Harris Technology business, comparative sales were up 2.3%.

During the third quarter, Officeworks launched FlyBuys within the retail business, with all stores now offering customers the reward program. In addition, Officeworks also implemented two new store initiatives designed to improve and refresh its offering. These included a major upgrade to the stationery department in all retail sites as well as a new and updated technology offer across 10 of the top performing stores.

Officeworks opened one new store in Loganholme, Queensland, taking its total store network to 92.

Outlook

The Group remains on track to deliver earnings guidance of $785 million (A-IFRS) for the year, subject to stable economic and market conditions. The fourth quarter is expected to remain highly competitive across all retail markets.

Further enquiries:

Media Scott Whiffin 03 9829 5548

Analysts John Di Tirro 03 9829 4521

Business Group Sales	Third Quarter AGAAP (13 Weeks)			Year to Date AGAAP (39 Weeks)
	2005	2006	Chg	2005	2006	Chg
	$m	$m	%	$m	$m	%
Food & Liquor	4,768	4,955	3.9	14,258	14,812	3.9
Coles Express	1,394	1,572	12.8	4,042	4,640	14.8
Kmart	865	903	4.4	3,057	3,039	(0.6)
Myer	625	674	7.9	2,292	2,387	4.2
Megamart	61	0	0.0	199	67	0.0
Target	669	703	5.2	2,303	2,390	3.8
Officeworks	318	318	(0.2)	893	914	2.3
Total sales	8,700	9,125	4.9	27,044	28,249	4.5
Comparable Store Sales
Food & Liquor			1.5			1.5
Coles Express			11.9			14.1
Kmart			1.3			(3.2)
Myer			7.9			4.2
Megamart			0.0			0.0
Target			3.0			1.6
Officeworks			2.3			4.0
Total Group			3.8			3.1

Movement in Stores	Q2 2006	Openings	Closings	Q3 2006
Supermarkets	733	4	4	733
Liquor	666	18	12	672
Coles Express	601	1	4	598
Kmart	185	1	0	186
Kmart Tyre & Auto	200	90	1	289
Officeworks	91	1	0	92
Harris Technology	8	0	0	8
Myer	61	0	1	60
Target	259	0	1	258
Total	2,804	115	22	2,897

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

23 May, 2006

COLES MYER ANNOUNCES UP TO $1 BILLION CAPITAL MANAGEMENT PROGRAM

Coles Myer today announced a capital management program to buy back up to $1 billion of shares.

Coles Myer Chief Executive Officer John Fletcher said the company's latest capital management program would commence with an off-market share buy-back which is expected to result in around $600 million of shares being bought back. The balance of the program will then be conducted through an on-market share buy-back, subject to market conditions.

"Given the company's progress over the past four years, its strong cash flow and balance sheet and the announced sale of Myer, the Board has decided to return up to $1 billion of surplus capital to shareholders. We are able to undertake these initiatives while retaining significant flexibility to fund our transformation program and continuing to invest in and grow our business." Mr Fletcher said.

"After considering other alternatives to return surplus capital, the Board has determined that these initiatives are in the best interests of the company and its shareholders and will not affect the company's dividend policy of maintaining a payout ratio of around 65% of profit after tax (fully franked).

"The buy-back program is expected to benefit all shareholders whether they choose to participate or not. For shareholders participating in the off-market buy-back, the after tax return may be greater than the after tax return from selling their shares on the Australian Stock Exchange (ASX). Shareholders who choose not to participate are expected to benefit from enhanced earnings per share and return on equity.

"The off-market buy-back, which will occur at a discount to the Market Price, provides the additional benefit of enabling Coles Myer to buy back a greater number of shares than would be possible on-market for the same amount of capital.

"This is the second year in which we have undertaken a buy-back program and, when completed, the two programs will have returned a total of up to $1.7 billion to our shareholders."

Mr Fletcher said the company continued to review its capital requirements on an ongoing basis and would consider further initiatives to return surplus capital to shareholders in the future.

The buy-back program will not affect Coles Myer's ability to pay fully franked dividends for the foreseeable future and rating agencies are expected to affirm the company's long-term credit ratings in light of the program (Standard & Poor's BBB/stable and Moody's Baa2/stable).

Off-market buy-back

Participation is voluntary and simple.

Shareholders who have acquired shares before 29 May 2006 and who hold those shares on 2 June 2006 will be invited to tender those shares in the off-market buy-back. However, shares held under the employee share plan which are subject to restrictions cannot be tendered.

Shareholders may tender shares at discounts of between 5 per cent and 14 per cent inclusive (at 1 per cent intervals) to the Market Price or as a final price tender (which is an election to receive the buy-back price). When the tender period closes, Coles Myer will determine the buy-back price based on the largest discount that allows it to purchase the desired number of shares. All shares which Coles Myer buys back will be purchased at the buy-back price.

For Australian tax purposes, all of the buy-back price per share above $3.00 will be treated as a fully franked dividend. For some shareholders, the after tax return from participating in the buy-back will be greater than that from selling their shares on the ASX.

Under the tender process, shares which have been tendered by shareholders who have elected to submit final price tenders, or who have tendered their shares at a discount greater than or equal to the buy-back discount, will be bought back, subject to scale back if required.

Any shares tendered at a discount smaller than the buy-back discount, will not be bought back by Coles Myer.

The buy-back timetable is outlined below. The terms and conditions of the buy-back will be detailed in a booklet which will be sent to shareholders in early June 2006.

Off-market buy-back timetable

23 May 2006	Buy-back announcement
25 May 2006	Last day that shares generally can be acquired to be eligible for franking entitlement
26 May 2006

Shares acquired on this date will not generally be eligible for franking entitlement, and may limit a shareholder's entitlement to franking credits on other shares sold in the buy-back which were purchased on or before 25 May 2006

29 May 2006

Shares acquired on the ASX on or after this date will not confer an entitlement to participate in the buy-back (ex-entitlement date). Shareholders will be able to buy further shares on or after this date without jeopardising their ability to claim franking credits on other shares sold in the buy-back which were purchased on or before 25 May 2006.

2 June 2006	Determination of shareholders entitled to participate in the buy-back (record date)
8 June 2006	Tender period opens
7 July 2006	Tender period closes
10 July 2006	Announcement of buy-back price and scale back (if required)
14 July 2006	Despatch of buy-back proceeds to successful participants

Shareholders seeking further information about Coles Myer's buy-back may visit our website www.colesmyer.com/buyback, or contact the Coles Myer shareholder information line on 1300 130 278 or +612 8280 7768 if calling from outside Australia. If shareholders are in any doubt about what they should do, they should consult a professional adviser.

Further enquiries:

Media Scott Whiffin +613 9829 5548

Analysts John Di Tirro +613 9829 4521

Key features of the off-market buy-back

How to participate

  In early June 2006, a buy-back booklet and personalised tender form which explain the buy-back process will be sent to shareholders. However, it should be noted that only shares acquired before 29 May 2006 and held on the register on 2 June 2006 can be tendered.

  Issuer sponsored holders can lodge tenders via the online tender facility at www.colesmyer.com/buyback.

Reasons to participate

  For Australian taxation purposes all of the buy-back price per share above $3.00 will be treated as a fully franked dividend and shareholders will generally receive franking credits if the shares were acquired on or before 25 May 2006.

  The after tax return to some shareholders participating in the buy-back may be greater than that from selling their shares on the ASX.

  No need to appoint a stockbroker or pay brokerage.

  For shareholders with 500 shares or less, the buy-back may provide the opportunity to efficiently sell all their shares.

Other considerations

  Participation is voluntary.

  Shares acquired before 29 May 2006 and held on the record date (2 June 2006) are eligible to be sold into the buy-back.

  Shares purchased on or before 25 May 2006 will generally comply with the 45 day rule and be entitled to the franking credits attached to the dividend component of the buy-back price.

  Shares acquired on 26 May 2006 will not generally be eligible for franking entitlement, and may limit a shareholder's entitlement to franking credits on other shares sold in the buy-back which were purchased on or before 25 May 2006.

  Shareholders will be able to buy shares in Coles Myer on or after the ex-entitlement date of 29 May 2006 without jeopardising their ability to claim franking credits on other shares sold in the buy-back which were purchased on or before 25 May 2006.

  Tenders can be lodged at tender discounts between 5% to 14% inclusive (at 1% intervals) to the Market Price or as a final price tender.

  The buy-back price will be derived from the largest tender discount to the Market Price that allows Coles Myer to purchase the number of shares it determines to buy back.

  For tax purposes, the sale consideration received for the shares sold into the buy-back will be equal to the greater of the deemed market value less the dividend component of the buy-back price and $3.00.

  Coles Myer will expend approximately $192 - $200 million in franking credits to successfully facilitate the buy-back (assuming a Market Price of $11.20 and $600 million of shares are bought back) and expects to be able to continue to fully frank its dividends for the foreseeable future.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date May 23, 2006